BB 3/2

SECI 10028097 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mertz & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Riverwood Place N17 W24222 Riverwood Drive
(No. and Street)

Waukesha (City) WI (State) 53188 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Rd., Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/8

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Marconnet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mertz Associates Inc, , as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONIQUE TREASE
Notary Public
State of Wisconsin

Signature

Secretary
Title

Monique Trease
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2009

Net Capital Computation:		
Stockholder's equity at year end	$	662,057
Unallowed assets:		
Accounts receivable		(37,066)
Prepaid expense		(35,642)
Property and equipment		(86,351)
Deposits		(2,385)
"Haircuts"		(8,924)
Net capital	$	491,689
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,716
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	40,743
Aggregate indebtedness	$	40,743
Percentage of Aggregate Indebtedness to Net Capital		8.29 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report and per audit		496,140
Net effect of year end adjustments		(4,451)
Net capital	$	491,689

See Independent Auditors' Report.

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Mertz Associates, Inc.
Waukesha, Wisconsin

In planning and performing our audit of the financial statements of Mertz Associates, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mertz Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Separation of Duties

The Company operates its accounting and reporting function with principally one or two individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Mertz Associates, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

February 22, 2010
Milwaukee, Wisconsin

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants
Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors of Mertz Associates, Inc.
Waukesha, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Mertz Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mertz Associates, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mertz Associates, Inc. management is responsible for the Mertz Associates, Inc. compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Procedure: Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement entries.
Conclusion: No findings.

2 Procedure: Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009.
Conclusion: No findings.

3 Procedure: Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.
Conclusion: No findings.

4 Procedure: Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.
Conclusion: No findings.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 22, 2010
Milwaukee, Wisconsin

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068049 FINRA DEC
MERTZ ASSOCIATES INC 13*13
N17W24222 RIVERWOOD DR STE 305
WAUKESHA WI 53188-1168

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 909.45

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (172.61)

Date Paid ______

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 736.84

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 736.84

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 736.84

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mertz Associates Inc.
(Name of Corporation, Partnership or other organization)

[signature] (Douglas Marcouiller)
(Authorized Signature)

Dated the 24th day of February, 20 10.

Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Membership start date: 5/8/09

Amounts for the fiscal period beginning ~~April 1, 2009~~ and ending Dec. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) From Membership effective date to Dec. 31 — $ 363,781

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions Ø

d. SIPC Net Operating Revenues $ 363,781.00

2e. General Assessment @ .0025 $ 909.45

(to page 1 but not less than $150 minimum)

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2009

TABLE OF CONTENTS

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mertz Associates, Inc.
Waukesha, Wisconsin

We have audited the accompanying balance sheet of Mertz Associates, Inc. (Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Mertz Associates, Inc. at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

February 22, 2010
Milwaukee, Wisconsin

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

Balance Sheet
December 31, 2009

ASSETS		
Current Assets:		
Cash and equivalents	$	541,356
Accounts receivable		37,066
Prepaid expenses		35,642
Total current assets		614,064
Property and Equipment:		
Cost		371,975
Less - Accumulated depreciation		(285,624)
Net property and equipment		86,351
Other Assets:		
Deposits		2,385
Total assets	$	702,800
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$	1,032
Credit card payables		3,003
Accrued wages		9,715
IRA payable		18,993
Deferred revenue		8,000
Total current liabilities		40,743
Stockholders' Equity:		
Common stock		100
Additional paid in capital		100,081
Retained earnings		561,876
Total stockholders' equity		662,057
Total liabilities and stockholders' equity	$	702,800

The accompanying notes to financial statements
are an integral part of these statements.

MERTZ ASSOCIATES, INC.
Waukesha, Wisconsin

Notes to Financial Statements
December 31, 2009

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on January 27, 1981. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is consulting with companies to help them either sell or acquire other businesses.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2009. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

Property and Equipment

Property and equipment is carried at cost. Depreciation, based on estimated useful lives of assets, is calculated on both the straight-line and accelerated methods for both financial accounting and income tax purposes. Depreciation for the year ended December 31, 2009 amounted to $15,675.

Useful lives are estimated as follows:

Computer equipment	5 years
Office furniture and fixtures	5-7 years
Leasehold improvements	15 years

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its stockholder, has elected to be an "S" corporation under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made. The Company is no longer subject to United States income tax examinations for years ending before December 31, 2006 and Wisconsin income tax examinations for years ending before December 31, 2005.

1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Commissions are recognized when earned and the monthly retainers are recognized in the month services are provided.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 22, 2010.) There were no subsequent events that required recognition or disclosure.

2. Property and Equipment

Property and equipment consist of the following:

Furniture	$	223,732
Equipment		64,523
Leasehold improvements		83,720
Total	$	371,975

3. Net Capital Requirements

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital and required net capital were $491,689 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .0829 to 1.

4. Common Stock

Common stock consists of 2,800 authorized, 100 issued and outstanding $1 par value shares.

5. Leases

The Company leases its premises from Transwestern Great Lakes, L.P. which required monthly payments of $2,601 from January 1, 2009 to March 31, 2009 and payments of $2,666 from April 1, 2009 to December 31, 2009. The lease agreement expires on July 31, 2010. Rent expense was $29,199 for the year ended December 31, 2009.

The Company leases storage space from Transwestern Great Lakes, L.P. which required monthly payments of $154.81 for the year. The lease agreement expires on July 31, 2010. Rent expense was $1,703 for the year ended December 31, 2009.

The Company leases parking spaces from Transwestern Great Lakes, L.P. which required monthly payments of $75 for the year. The lease agreement expires on July 31, 2010. Rent expense was $825 for the year ended December 31, 2009.

5. Leases (continued)

A summary schedule of all the Company's future lease payments follow.

	Main Premise	Storage Space	Parking	Total
2010	$ 18,931	$ 1,112	$ 450	$ 20,493

6. Retirement Plan

The Company sponsors a SIMPLE retirement plan (Plan). Participants are allowed to contribute to the Plan and the Company also adds a profit sharing contribution to each participant's account. The Company's retirement expense for the year was $6,916. The accrued total contribution at year end was $18,993 consisting of $18,106 in employee contributions and $887 in employer contributions.

7. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2009. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

8. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.